                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 26)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  AMEDEO NODARI
                               BANCA INTESA S.P.A.
                              PIAZZA DELLA SCALA 6
                               MILAN 20121, ITALY
                               011 39 02 87941852
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 30, 2006
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
             Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 Pages

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 4
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    ------------------------------------------------ -------------------------------------------------------
           1                NAME OF REPORTING PERSON                         BANCA INTESA S.P.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    ------------------------------------------------------------------------------------------- ------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         [ ]

------------------------    ------------------------------------------------------------------------------------------- ------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       Republic of Italy
------------------------------------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                      84,558,720
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                  2,407,345,359
        OWNED BY                                                                                           (See Item 5)
          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                 70,641,007
      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,491,904,079
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       18.62%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO

                                Page 2 of 4 Pages

            This Amendment No. 26 amends the Statement on Schedule 13D, dated
October 19, 2001, as amended (as previously amended, the "Statement on Schedule
13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the
Statement on Schedule 13D.

            Intesa, Pirelli, Edizione Holding, Edizione Finance, UniCredito,
Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the
Securities Exchange Act of 1934, as amended.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

            Reference is made to the New Partners Agreement (as that term is defined in Item 3 of the Statement on Schedule 13D). On March 27, 2006, Intesa
notified Olimpia that it was exercising (i) its right to withdraw from the New
Partners Agreement, and (ii) its put option to sell its entire holding of
220,939,615 Olimpia shares (representing 4.772% of the total current share capital of Olimpia) to Pirelli for an aggregate price of approximately euro
585,000,000. In addition, on March 28, 2006, UniCredito notified Olimpia that it was exercising (i) its right to withdraw from the New Partners Agreement, and
(ii) its put option to sell its entire holding of 220,939,615 Olimpia shares
(representing 4.772% of the total current share capital of Olimpia) to Pirelli for an aggregate price of approximately euro 585,000,000. Additional information concerning these transactions will be filed by amendment. A press release, dated as of April 5, 2006, issued by Intesa, UniCredito and Pirelli in connection with the withdrawal of Intesa and UniCredito from the New Partners Agreement is filed as Exhibit 94 to Pirelli's Amendment No. 40 to Schedule 13D dated April 7, 2006, filed as Exhibit 68 to this Statement on Schedule 13D and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

68. Notice, dated as of April 5, 2004, issued by Intesa, UniCredito and Pirelli
(incorporated by reference to Exhibit 94 to the Schedule 13D, dated April 7,
2006, filed with the Securities and Exchange Commission by Pirelli).

                            [SIGNATURES ON NEXT PAGE]

                                Page 3 of 4 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2006

                                  BANCA INTESA S.p.A.

                                  By:   /s/ Amedeo Nodari
                                      -----------------------------------
                                  Name:  Amedeo Nodari
                                  Title: Head of Institutional Investments

                                  By:   /s/ Marco Cerrina Feroni
                                      -----------------------------------
                                  Name:  Marco Cerrina Feroni
                                  Title: Head of Merchant Banking

                                Page 4 of 4 Pages